Actions Semiconductor Promotes Niccolo Chen to Chief Executive Officer
Robin Pan, Industry Veteran, Added to the Board
Nan-Horng Yeh, Former CEO, Remains on Board

ZHUHAI, China, November 5, 2009 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today announced that Niccolo Chen, Chief Strategy Officer and General Manager, has been promoted to the position of Chief Executive Officer as Nan-Horng Yeh steps down from this position to pursue personal interests. Mr. Yeh will remain a board member.  Additionally, the Board appointed Robin Pan as an independent director.

“We are pleased to promote Niccolo to the position of Chief Executive Officer and I am personally highly confident with his selection as my successor,” stated Mr. Nan-Horng Yeh, former CEO of Actions Semiconductor. “Niccolo has been instrumental in the rapid expansion of research and development resources and in driving technological innovation at Actions.  We believe that his exceptional knowledge of semiconductor technologies and tenure in the IC business will prove extremely useful for leading Actions through the next phase of growth.  Chen has consistently demonstrated an ability to execute and foster success throughout his career and we look forward to the contributions he will make in his expanded role at Actions.”

Chen joined Actions in 2007 as General Manager and was promoted to Chief Strategy Officer earlier this year.  In this capacity, Chen has spearheaded the successful development and market penetration of Actions’ second generation SoCs and is leading the innovation of third generation SoCs.  Prior to working at Actions, Chen held a number of technical positions at Realtek Semiconductor Corp. from 1992 through 2006, recently serving as Chief Technology Officer and Executive Vice President of Realtek’s China subsidiary, Realsil. As CTO at Realtek, Chen developed a number of industry leading technologies that were instrumental in creating the foundation for Realtek’s success, including the networking transceiver IC, PC audio IC, Wi-Fi SoC and TV/Monitor SoC.  Prior to that, Chen worked as the engineer of process technology development department at UMC.  Chen received a Bachelor of Science in Electrical Engineering and Master of Science in Electrical Engineering from National Taiwan University.

Nan-Horng Yeh is stepping down from the Chief Executive Officer position to pursue personal interests and will maintain his role as director on the board.  Yeh has served as CEO at Actions since 2005.

“On behalf of the Board, I would like to extend our appreciation to Nan for his unprecedented contributions to Actions over the past four years,” commented David Lee, Chairman of Actions’ Board. “Nan has established a strong position for Actions in the PMP market, built an expanded IP portfolio, conducted effective cost reductions, and set up an outstanding R&D team for the next phase of Actions business.”

The appointment of Mr. Pan to the Board of Directors is in conjunction with the resignation of Paul Hsiao, who has served as a director since 2005. Mr. Hsiao resigned to devote more time to other activities.  With these changes, the number of members on board of directors remains seven.

Mr. I-Ming (Robin) Pan currently serves as the Chief Executive Officer of Ambiwin Technology Inc.  He previously served as Vice President of Marketing at PQ International Co. from 2007 to 2008 and Vice President of Sales at Sinostar Technology Ltd. from 2005 to 2006.  Pan also co-founded and served as the President and Chief Operating Officer of GMI Technology Inc. from 1995 to 2005.  Pan holds a Bachelor degree in Electrical Engineering from Chung Yuan Christian University in Taiwan.

 “We are very pleased to have Robin Pan join our Board of Directors,” stated David Lee, Chairman of Action’s Board.  “Mr. Pan brings over 20 years of experience in sales and marketing and channel management for electronic components to Actions.  On behalf of the Board, I would also like to extend our appreciation to Paul for his dedication and invaluable contributions to Actions over the last four years.”

About Actions Semiconductor
Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110